PaulHastings

06018254

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street • 25th Floor • Los Angeles, CA 90071-2228
telephone 213 683 6000 • facsimile 213 627 0705 • www.paulhastings.com

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
NOV 03 2006
WASH. D.C. 156 SECTION

(213) 683-6196
carolyndomen@paulhastings.com

November 2, 2006

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SUPPL

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of October, 2006, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 11/8

Paul Hastings
ATTORNEYS

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.),
Yamaha Corporation

Schedule 1

Information Published, Filed or Distributed During October 2006

1. Interim Flash Report on Consolidated Basis (Results for the FY 2007.3 interim period ended September 30, 2006) (Exhibit 1)

2. Interim Flash Report on Non-Consolidated Basis (Results for the FY 2007.3 interim period ended September 30, 2006) (Exhibit 2)

3. Interim Period of FY2007.3 Performance Outline (Exhibit 3)

4. Outline of Performance for the Interim Period of the Fiscal Year ending March 31, 2007, and Revised Outlook for the Full Fiscal Year (Exhibit 4)

5. Explanation of differences between Forecasts and Actual Performance for the Interim period of FY2007.3 and Revisions in the Forecast for FY2007.3 as a whole (Consolidated and Non-consolidated) (Exhibit 5)

Exhibit 1

YAMAHA CORPORATION

Interim Flash Report

Consolidated Basis

Results for the FY2007.3 interim period ended September 30, 2006

October 31, 2006

Company name: YAMAHA CORPORATION
(URL http://www.global.yamaha.com/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito, President and Representative Director
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141
Date of the meeting of the Board of Directors: October 31, 2006

Stock listings: Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR THE FY2007.3 INTERIM PERIOD (April 1, 2006 to September 30, 2006)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)
FY2007.3 interim period (Ended September 30, 2006)	¥264,517	2.8	¥13,840	(3.7)	¥22,931	7.5
FY2006.3 interim period (Ended September 30, 2005)	¥257,193	(4.2)	¥14,367	(40.6)	¥21,338	(24.6)
FY2006.3 (Ended March 31, 2006)	¥534,084		¥24,135		¥35,244	

	Net income		Net income per share	Net income per share after adjustment latent stock
	Millions of yen	(% change from the previous interim period)	Yen	Yen
FY2007.3 interim period (Ended September 30, 2006)	¥17,471	5.7	¥ 84.76	¥ 84.70
FY2006.3 interim period (Ended September 30, 2005)	¥16,524	—	¥ 80.16	¥ 80.08
FY2006.3 (Ended March 31, 2006)	¥28,123		¥136.04	¥135.92

Notes: 1. Equity in net income of affiliates:

FY2007.3 interim period ended September 30, 2006	¥10,176 million
FY2006.3 interim period ended September 30, 2005	¥ 8,469 million
FY2006.3 ended March 31, 2006	¥14,838 million

2. Average number of outstanding shares during the period (consolidated):

FY2007.3 interim period ended September 30, 2006	206,130,470 shares
FY2006.3 interim period ended September 30, 2005	206,142,726 shares
FY2006.3 ended March 31, 2006	206,139,708 shares

3. Changes in method of accounting: NO

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2007.3 interim period (As of September 30, 2006)	¥556,449	¥337,036	59.7	¥1,612.39
FY2006.3 interim period (As of September 30, 2005)	¥521,751	¥298,514	57.2	¥1,448.12
FY2006.3 (As of March 31, 2006)	¥519,977	¥316,005	60.8	¥1,532.62

Note: Number of outstanding shares at the end of the period (consolidated):
FY2007.3 interim period as of September 30, 2006 206,126,506 shares
FY2006.3 interim period as of September 30, 2005 206,139,570 shares
FY2006.3 as of March 31, 2006 206,133,724 shares

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2007.3 interim period (Ended September 30, 2006)	¥ 2,215	¥(11,777)	¥ 7,743	¥34,164
FY2006.3 interim period (Ended September 30, 2005)	¥ (9,099)	¥ (8,929)	¥ (4,891)	¥29,639
FY2006.3 (Ended March 31, 2006)	¥25,510	¥(18,104)	¥(25,834)	¥35,434

(4) Matters Related to Consolidated Companies and Companies Accounted for Using the Equity Method

Number of consolidated subsidiaries: 93
Number of non-consolidated companies accounted for using the equity method: 0
Number of affiliated companies accounted for using the equity method: 3

(5) Changes in the Status of Consolidated Companies and Companies Accounted for Using the Equity Method

Consolidated companies:

Number of companies newly consolidated: 1

Number of companies removed from consolidation: 1

Equity method:

Number of companies newly accounted for using the equity method: 0

Number of companies removed from the equity method: 0

2. FORECAST OF RESULTS FOR FY2007.3 (April 1, 2006 to March 31, 2007)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2007.3	¥546,000	¥38,000	¥29,000

Reference: Net income per share for the fiscal year is forecast to be ¥140.69 on a consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for FY2007.3" under "OPERATING RESULTS AND FINANCIAL CONDITION."

(References)

1. THE YAMAHA GROUP

The Yamaha Group consists of Yamaha Corporation in Japan, 106 subsidiaries, and 15 affiliated companies and is involved in a wide range of businesses, including musical instruments, AV/IT products, electronic equipment and metal products, lifestyle-related products, recreation, and other fields.

Our main products and main subsidiaries and affiliated companies, as well as their positioning, are as shown below. Furthermore, business divisions are the same as business segments.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Electronic & Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English schools, Content distribution, and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 10 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europa GmbH Yamaha Music Central Europa GmbH Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. P.T. Yamaha Music Manufacturing Asia Yamaha Music & Electronics (China) Co., Ltd. Tianjin Yamaha Electronic Musical Instruments, Inc. Hangzhou Yamaha Musical Instruments Co., Ltd.
AV/IT products	Audio products and IT equipment	Yamaha Electronics Marketing Corp. Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa GmbH Yamaha Electronics Manufacturing (M) Sdn. Bhd. Yamaha Music & Electronics (China) Co., Ltd.
Electronic equipment and metal products	Semiconductors and Specialty metals	Yamaha Kagoshima Semiconductor Inc. Yamaha Metanix Corporation
Lifestyle-related products	System kitchens, Bathrooms, Washstands	Yamaha Livingtec Corporation
Recreation	Sightseeing facilities, Accommodation facilities, Ski resorts, and Sports facilities	Kiroro Associates Co., Ltd. and 5 others
Other	Golf products, Automobile interior wood components, FA equipment, and Metallic molds and components	Yamaha Fine Technologies Co., Ltd.

Principal consolidated subsidiaries are recorded separately for each area of business in which they are engaged.

2. MANAGEMENT POLICY

(1) Basic Management Policy

Yamaha Corporation aims to sustain its growth as a company that draws on its accumulated technologies and sensitivities in its core fields of sound and music as it works together with people throughout the world to enrich culture and create ***Kando****. To this end, the Company will expedite decision-making processes, work to create technological innovation, strengthen its capabilities for responding to rapidly changing markets, and meet customer needs through the development and provision of superior-quality products and services. In addition, Yamaha will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a strong competitive position in the global marketplace. Furthermore, the Company is seeking to increase the transparency of its management, make certain that it can realize solid business performance, and accumulate and distribute earnings appropriately to ensure that it can meet the expectations of shareholders and investors. At the same time, the Company strives to act in accordance with the responsibilities of an exemplary corporate citizen by giving due consideration to safety and environmental protection and promoting its own rigorous compliance with relevant laws and regulations.

**Kando* is a Japanese word meaning the inspiration of hearts and minds.

(2) Basic Dividend Policy

Yamaha's basic dividend policy prioritizes raising consolidated return on shareholders' equity. Based on medium-term consolidated net income levels, the Company's policy is to pay stable dividends while maintaining appropriate internal reserves for strengthening its management base through investment in research and development as well as rationalization.

(3) Goals and Management Targets

Yamaha's medium-term business plan, which covers the period from FY2005.3 to FY2007.3, calls for the Company to attain the following consolidated performance figures by FY2007.3: Net sales of ¥590.0 billion, operating income of ¥50.0 billion, recurring profit of ¥52.0 billion, and net income of ¥34.0 billion. In addition, the plan aims to boost return on equity to 10% and effectively eliminate actual interest-bearing debt.

(4) Medium- to Long-Term Management Strategies and Issues to be Faced

Yamaha's YSD50 medium-term business plan ("YSD" is the abbreviation for Yamaha Sustainable Development, while "50" symbolizes the Company's goal of boosting annual operating income to ¥50.0 billion and eliminating actual interest-bearing debt) aims to realize the creation of stable, high profits and a management structure that will be able to sustain continued development. We are pursuing these goals with the initiatives outlined below.

1. Achieving a Sustainable, Stable, and High-Earnings Structure

The profitability of all businesses is to be strengthened and a significant increase in the profitability of the musical instrument business is expected to contribute to the creation of a stable high-earnings structure for the entire Yamaha Group.

Musical instruments

In musical instrument operations, the Company will work to lower its fixed costs by realigning its production bases, reforming its business processes, and taking other measures and take steps to promote growth that will include expanding sales of high-value-added products, revising the structure of its sales networks both in China and for the professional audio equipment market, and revitalizing the domestic market. In its content distribution business, the Company will work to create new business opportunities, including content distribution using its own original portal site.

AV/IT

In the AV/IT segment, Yamaha will continue strengthening its home theater business and expanding its router solution business with aim of meeting the needs of enterprise and SOHO customers. The Company will also pursue a growth strategy, including the establishment of a new business unit to provide telephone and TV conference systems and as well as the development of other products and services.

Electronic equipment and metal products

In the electronic equipment business, the Company will work not only to secure profits from its LSI sound chips for use in mobile phone business by increasing the value added of these devices but to expand its activities outside the domain of LSI sound chips. Regarding electronic metals, the Company is establishing a profitable base through continued reforms in production and the expansion of its copper connector and processed materials businesses.

Lifestyle-related products

In the lifestyle-related products segment, the Company will work to increase profitability by further improving the attractiveness and marketability of its products, especially system kitchens and system baths, lowering manufacturing costs, and expanding its initiatives to include not only the market for new houses but also the market for remodeling existing houses.

Recreation

In the recreation segment, Yamaha is pursuing marketing activities that emphasize the attractive features of each of its facilities while upgrading quality with strong emphasis on safety and taking steps to reach the break-even point at an early date.

Other

In the golf business, Yamaha is establishing its brand awareness through the establishment of the *inpres*™ series of golf clubs. In factory automation (FA) and the metallic molds and components business, the Company is moving forward with the development of FA products for the IT and automobile industries, lowering its break-even point in the metallic molds and components business, and developing magnesium parts operations in new fields. In the automobile interior wood components business, the Company is taking steps to improve its capabilities for product development, manufacturing, supply, and customer services.

Companywide measures
Companywide cost-cutting measures include manufacturing reforms aimed at lowering procurement costs, reducing production losses, and cutting costs due to quality loss. Other reforms in progress include the restructuring of our basic information systems, the improvement of our business processes by strengthening supply chain management (SCM) systems, and rationalization through the Companywide use of IT.

2. Creating and Developing Innovative, High-Quality Products and Businesses
In each of its businesses, Yamaha will emphasize efforts focused on the medium- to high-end products of the relevant markets, thereby promoting its superior brand positioning and simultaneously developing additional demand through the concerted use of its capabilities to create and market innovative products.

3. Emphasizing Corporate Social Responsibility (CSR)
Aiming to ensure that its corporate value and brand value can be expanded and developed on a sustained basis, Yamaha is determined to fulfill its responsibilities both from a business aspect and with regard to the natural environment and society. At the same time, the Company is adjusting its management systems with an eye to promoting continual improvement in its fulfillment of those responsibilities.

(5) Items Related to the Parent and Other Group Companies, Etc.

There are no relevant items.

(6) Other Important Matters Related to Management

A lawsuit was brought against Yamaha Corporation of America (YCA), the U.S. subsidiary of Yamaha Corporation, by ACE PRO SOUND AND RECORDING, L.L.C., in the U.S. Florida Southern Regional Court on November 29, 2005 (with a formal suit filed on January 23, 2006). The details are as follows.

1. Name, location, and representative of the consolidated subsidiary (defendant)
Name: YAMAHA CORPORATION OF AMERICA (hereinafter, YCA)
(Lines of business: Sales and marketing of musical instruments and audio equipment)
Location: California, United States of America
Representative: Yoshihiro Doi, President

2. Date of the lawsuit
November 29, 2005

3. Name, location, and representative of the party bringing the lawsuit (plaintiff)
Name: ACE PRO SOUND AND RECORDING, L.L.C.
(Lines of business: Retail sales of musical instruments and audio equipment)
Location: Florida, United States of America
Representative: Not named in the lawsuit filed

4. Content of the lawsuit and amount of damages claimed
The plaintiff claims that YCA and the six other sellers of musical instruments and audio equipment (a total of seven companies) had transactions with a leading U.S. retailer of musical instruments and audio equipment and that the representative of said retailer gave notice that if the seven companies sold any products whatsoever to the plaintiff, all transactions would be suspended; therefore, the plaintiff alleges that the seven companies suspended transactions with the plaintiff, and the actions of the said retailer and the representatives of said retailer and the seven companies constitute a refusal of transactions with the plantiff and is a monopoly action. In addition, the plaintiff claims that a sales contract exists between YCA and the plaintiff, and claims that YCA's action represents a violation of this contract.

Accordingly, the plaintiff has filed a lawsuit. The details of the lawsuit are as follows.

The plaintiff has requested the payment of triple damages amounting to a cumulative $45 million on the part of YCA and YCA's co-defendants for refusal to make sales of products as provided for under Article 1 of the Sherman Act. In addition, the plaintiff has requested reimbursement for damages amounting to $15 million, as provided for under the Anti-Dumping Act, owing to the effective sale of products to other retailers at prices lower than market price. The plaintiff has also requested $15 million in damages and $100 million in punitive damages based on the provisions of the Florida Deceptive and Unfair Trade Practices Act. In addition, the plaintiff alleges that YCA and its co-defendants acted in conspiracy and therefore requests further damages of $15 million and further punitive damages of $100 million under the provisions of Article 1 of the Sherman Anti-Trust Act, the Anti-Dumping Act, and the Florida Deceptive and Unfair Trade Practices Act. Moreover, on the grounds that YCA violated its contract with the plaintiff, the plaintiff is also asking YCA to pay for damages of $15 million. Also, as a representative of the U.S. musical instrument retailers in a class action suit, the plaintiff is requesting triple damages from YCA and its co-defendants amounting to $1 billion based on the provisions of Article 1 and Article 2 of the Sherman Act because of the actions of defendants in refusing transactions jointly and therefore committing monopoly acts.

5. Outlook for the lawsuit proceedings
Regarding this matter, YCA is investigating the factual accuracy of the claims made in the lawsuit but does not think that a sales contract existed between YCA and the plaintiff. Accordingly, it is YCA's opinion that the plaintiff's claims that transactions were refused or that monopoly action took place are based on a misunderstanding of the facts on the part of the plaintiff.

Moreover, the judgment of YCA is that the basis for calculating the requests for damages made by the plaintiff are unclear and that there is no reason for the payment of the damages requested by the plaintiff. Going forward, YCA intends to argue the accuracy of its views in court.

3. OPERATING RESULTS AND FINANCIAL CONDITION

(1) Operating Results

1. FY2007.3 Interim Summary

During the interim period under review, the Japanese economy continued on a recovery path, as corporate profitability improved, supported by expansion in private capital investment and personal consumption. Overseas, growth continued as the economies of the United States, China, and other countries in Asia expanded, while Europe showed gradual recovery supported by strong exports.

Amid these conditions, as the current year is the last of its YSD50 medium-term business plan, Yamaha implemented various measures aimed at achieving the targets of the plan.

As sales of musical instruments held firm during the interim period under review, in part because of depreciation in the value of the yen, consolidated net sales amounted to ¥264.5 billion (an increase of 2.8% year on year), with domestic sales amounting to ¥144.3 billion (a decline of 3.4% year on year) and overseas sales at ¥120.3 billion (an increase of 11.5% year on year).

Regarding profitability, earnings from musical instruments increased but due to the decline in sales of and profit margins for semiconductors, operating income amounted to ¥13.8 billion (a decline of 3.7% year on year). Along with an increase in equity in earnings of affiliates, recurring profit amounted to ¥22.9 billion (an increase of 7.5% year on year) and interim net income was ¥17.5 billion (a decrease of 5.7% year on year).

Results by business segment were as follows:

Musical Instruments

Although sales of pianos were strong in Europe and in China and other markets in Asia (outside Japan), overall sales were about the same as for the interim period of the previous year because of the adverse effect of weak conditions in the North American and domestic market. Among sales of electronic musical instruments, sales of *Electone™* products declined, but sales of portable keyboards and other electronic musical instruments in overseas markets continued firm, and a substantial rise in revenues was reported in professional audio equipment. In addition, in the wind, string, and percussion instrument business, sales of wind instruments were favorable.

In the field of education, the turnovers recorded by Yamaha music schools and English language schools were both strong, but sales from content distribution declined from the same period of the previous fiscal year.

As a result of these factors, segment sales amounted ¥157.4 billion (an increase of 4.4% year on year) and operating income came to ¥11.0 billion (an increase of 35.9% year on year).

AV/IT Products

In audio products, overall sales expanded supported by growth in sales of AV receivers, one of the principal products in this business, in the North American markets and expansion in sales of *Digital Sound Projectors™*. However, sales of on-line karaoke equipment declined.

Consequently, segment sales amounted to ¥34.9 billion (a decline of 1.7% year on year) and operating income was ¥0.7 billion (an increase of 5.3% year on year).

Electronic Equipment and Metal Products

Sales in the electronic equipment business declined owing to a decrease in demand for LSI sound chips for mobile phones. In the electronic metal products area, sales rose as a result of price increases, reflecting the rise in prices of raw materials. A sharp decline in operating income was reported because of the decline in semiconductor sales and in profit margins.

Due to these factors, segment sales came to ¥27.5 billion (a decline of 2.8% year on year) and operating income was ¥2.2 billion (a decrease of 56.1% year on year).

Lifestyle-Related Products

Although sales of system kitchens with artificial marble sinks expanded, sales of system baths declined due to more intense market competition and lower unit prices, leading to a slight decrease in sales for the segment as a whole.

Thus, segment sales totaled ¥22.5 billion (a decrease of 0.7% year on year) and operating income was ¥0.4 billion (a decline of 58.6% year on year).

Recreation

Although sales from bridal operations declined, overall sales in this segment rose slightly, supported by an increase in day-trip visitors.

As a consequence, segment sales came to ¥9.0 billion (a rise of 0.9% year on year) and an operating loss of ¥0.6 billion was reported (compared with a loss of ¥0.7 billion in the same period of the previous fiscal year).

Other

Sales in the golf business increased, despite continued difficult operating conditions in the domestic market, because of expansion in exports. In the metallic mold and parts business, sales of magnesium parts and metallic molds expanded, leading to higher revenues from this business. Sales of automobile interior wood components were at about the same level as for the interim period of the previous fiscal year.

Consequently, segment sales totaled ¥13.3 billion (an increase of 19.8% year on year) and operating income was ¥88 million (a decline of 36.0% year on year).

Results by region were as follows:

In Japan, sales totaled ¥151.6 billion, down 2.0% from the interim period of the previous fiscal year, and operating income increased 2.9%, to ¥12.1 billion. In North America, sales increased 8.2%, to ¥44.4 billion, and operating income increased 3.3%, to ¥1.6 billion. In Europe, sales amounted to ¥42.4 billion, up 9.8%, and operating income increased 1.2%, to ¥1.7 billion. In Asia, Oceania and other areas, sales soared 14.7%, to ¥26.1 billion, and operating income totaled ¥2.9 billion, up 5.7%.

2. Forecast for FY2007.3

FY2007.3 will be the final year of the YSD50 medium-term business plan that was inaugurated in April 2004. Although the initial target of ¥50 billion in operating income will not be attained, Yamaha will adhere closely to the framework of the plan and make concentrated initiatives to implement policies to attain the goals of the plan.

On a consolidated basis, both recurring profit and net income are expected to be below the initial forecasts as a result of challenging market conditions in the latter half of the fiscal year and increases in prices of certain raw materials. As a result, for the fiscal year as a whole, recurring profit is expected to be 8.6% higher than in the previous forecast, while net income is expected to be 3.6% above the previously forecast level.

Accordingly, for the full fiscal year, the Company is forecasting consolidated net sales of ¥546.0 billion (an increase of 2.2% from the previous fiscal year), recurring profit of ¥38.0 billion (an increase of 7.8%), and net income of ¥29.0 billion (an increase of 3.1%).

On a non-consolidated basis, the Company forecasts that, in addition to the gain in profit in the interim period, it will receive cash dividends from subsidiaries, and therefore for the full fiscal year, recurring profit will be 60.0% higher than the previously announced forecast. In addition, net income will be 57.1% above the previous forecast.

(1) Consolidated forecast

	Net Sales	Recurring profit	Operating income
	Millions of yen	Millions of yen	Millions of yen
Previous announced forecast (A)	¥546,000	¥35,000	¥28,000
Revised forecast (B)	¥546,000	¥38,000	¥29,000
Difference (B–A)	—	¥ 3,000	¥1,000
Differential ratio	—	8.6%	3.6%
Results from previous term (ended March 2006)	¥534,084	¥35,244	¥28,123

(2) Non-consolidated forecast

	Net Sales	Recurring profit	Operating income
	Millions of yen	Millions of yen	Millions of yen
Previous announced forecast (A)	¥323,000	¥10,000	¥ 7,000
Revised forecast (B)	¥320,000	¥16,000	¥11,000
Difference (B–A)	¥ (3,000)	¥ 6,000	¥ 4,000
Differential ratio	(0.9)%	60.0%	57.1%
Results from previous term (ended March 2006)	¥321,252	¥13,950	¥10,242

(2) Financial Position

1. FY2007.3 Interim Period Cash Flows

Cash and cash equivalents at the end of the interim period were ¥34.2 billion, a net decrease of ¥1.2 billion (compared with a net decrease of ¥22.4 billion in the interim period of the previous fiscal year).

Cash Flows from Operating Activities

Income before income taxes and minority interests was ¥20.8 billion compared with ¥22.1 billion for the same period of the previous year. Net cash provided by operating activities totaled ¥2.2 billion due to an increase in accounts and notes receivables and other items. In comparison, net cash used in operating activities was ¥9.1 billion in the interim period of the previous fiscal year.

Cash Flows from Investment Activities

Net cash used in investment activities totaled ¥11.8 billion as a result of capital investment and other expenditures. Net cash used in investment activities was ¥8.9 billion in the interim period of the previous fiscal year.

Cash Flows from Financing Activities

Net cash provided by financing activities totaled ¥7.7 billion and consisted mainly of an increase in short-term loans. Net cash used in financing activities came to ¥4.9 billion in the interim period of the previous fiscal year.

Trends in Cash-Flow Indicators

	FY2007.3 interim period	FY2006.3 interim period	FY2005.3 interim period	FY2006.3	FY2005.3
Equity ratio	59.7%	57.2%	48.3%	60.8%	54.4%
Equity ratio based on current market prices	92.1%	77.6%	65.9%	82.5%	63.1%
Debt redemption period (years)	—	—	—	1.2 years	1.2 years
Interest coverage ratio	5.5	—	18.3	23.5	38.7

(Calculation Methods)

Equity ratio = total shareholders' equity ÷ total assets

Equity ratio based on current market prices (%) = total market value of common stock ÷ total assets

Debt redemption period (years) = interest-bearing debt ÷ net cash provided by operating activities (Not recorded for the interim period)

Interest coverage ratio (times) = net cash provided by operating activities ÷ interest payments

Notes:

1. All indicators are calculated based on consolidated financial figures.
2. Interest-bearing debt includes all consolidated balance-sheet debt for the interim period for which interest payments are being made.
3. Figures for net cash (used in) provided by operating activities and interest payments are those from the consolidated statement of cash flows for the interim period.
4. The interest coverage ratio for the FY2006.3 interim period ending September 30, 2005, is not presented herein because cash flows from operating activities were negative.

2. Financial Outlook for the Full Fiscal Year
During FY2007.3, cash flows from operating activities are forecast to increase compared with the previous year. In addition, cash flows from investment activities are expected to be higher than in the previous fiscal year because of capital investments.

Cautionary Statement with Respect to Forward-Looking Statements
The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

(3) Types of Business Risk
Factors that may significantly influence investor decisions with regard to items contained in this interim report are listed below. Forward-looking statements in this report have been made by the Group based on information available as of the end of the interim period.

1. Business Structure
The Yamaha Group engages in business in the musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreational products, and other segments.

Although the electronic equipment and metal products segment produces high profits for the Company, changes in demand and intense price competition make this a business in which profits experience major fluctuations. Yamaha's YSD50 medium-term business plan aims to strengthen profitability, particularly in the musical instruments segment, resulting in the establishment of a business structure that will ensure sustained, stable, and high profits. However, failure to achieve forecasted profits in the musical instruments and other businesses may have a negative effect on the Company's business results and/or financial position.

The lifestyle-related products segment is in the process of restructuring. Furthermore, the recreation business is currently recording losses. Yamaha is working to reform the structure of these segments through selectivity and concentration in the allocation of management resources; however, failure to improve profits according to plan may negatively affect the Company's business results and/or financial condition.

2. Price Competition
The Yamaha Group faces strong competition in the areas in which it develops business. For example, in the musical instruments segment, as a comprehensive instrument manufacturer, the Company sells high-quality, highly functional products in a wide range of price levels. In each product category, the Company has competitors, and in the higher-end products, it competes with manufacturers with well-known brands. Furthermore, in recent years, Yamaha has experienced intensified competition, especially in the market for lower-priced products, from Chinese and other overseas manufacturers.

In the AV/IT segment, Yamaha specializes in home theater AV equipment products, and its products occupy a large share of the market. However, in recent years, in addition to the price competition stemming from the emergence of competitors and Chinese products it has faced in recent years, the future restructuring of the industry as well as distribution reforms and new technology development trends are causing concerns that there could be an the even further intensification of price competition that would affect the market advantage that the Company now enjoys.

Such price competition may negatively affect the Group's business results and/or financial condition.

3. Development of New Technologies
The Yamaha Group concentrates its management resources in sound and music and, in addition to its steadfast position as the world's top manufacturer of a comprehensive lineup of musical instruments, it focuses on home theater AV products in the AV/IT segment and is developing business centered on sound-generating semiconductors in the electronic equipment business.

Developing distinctive sound and music technologies are an indispensable factor in the Yamaha Group's development and growth. Failing to carry out continuous technological development would result in a decrease in added value and a loss of price competitiveness in the musical instrument business, as well as failure to create new demand. Failure to develop technologies would make it difficult for the AV/IT segment and electronic equipment segment to survive. Even if the Company engages in successful technological development, there is no guarantee that such technologies would be popular in the market once incorporated into products.

Failure to develop new technologies would threaten future growth and profitability, and may negatively affect the Group's business results and/or financial condition.

4. Reliance on Business Partners in Materials and Components Businesses
The business performance of semiconductors and metal materials, lifestyle-related products—including system kitchens, as well as automobile interior wood components and magnesium components materials that are manufactured and sold by the Yamaha Group—are influenced by the performance of the manufacturers that it supplies. In the event that the Company loses customer trust due to delivery time, quality, or other factors, it may have a negative influence on future orders. Furthermore, in the event that Yamaha's products are flawed in some way, the manufacturers that it supplies may demand compensation.

In the event of such a scenario, this may negatively affect the Group's business results and/or financial condition.

5. Business Development through International Activity and/or Overseas Expansion
The Yamaha Group has production and sales sites in every region of the world and is engaged in global business expansion. Of its 93 consolidated subsidiaries, 49 are overseas enterprises and, of those, 16 are manufacturing companies, with principal factories concentrated in China, Indonesia, and Malaysia. Overseas sales comprise 45.5% of total net sales.

Business development in these overseas markets carries a number of latent risks as listed below and, once these risks—severe problems due to the concentration of production sites, for example—materialize, it may be impossible to carry out stable product supply.

(1) Political, economic disorder; terrorism; war
(2) Establishment of disadvantageous policies or establishment of /or change in regulations

(3) Unexpected laws or unexpected changes in regulations
(4) Failure to retain employees
(5) Failure to procure materials or parts or achieve level of technology
The above items may negatively affect the Group's business results and/or financial condition.

6. Recruiting and Nurturing Employees
The average age of Yamaha employees is high, and older people constitute a significant proportion of all employees, meaning that a considerable number of older employees are near retirement. Responding to such changes in the employment structure as the passing on of expertise in musical instrument production, as well as the recruitment and nurturing of employees who will take responsibility for the Company in the next generation, is an important issue.

Failure to respond to such changes in its employment structure will inhibit business activities and future growth, and may negatively affect the Group's business results and/or financial condition.

7. Protection and Use of Intellectual Property Rights

The Group has rights to intellectual property, including patents and other rights related to its proprietary technology as well as operating know-how. Some of this intellectual property cannot be fully protected, or only protected marginally, because of the limitations of legal systems in certain regions. Therefore, there may be instances where the Group cannot effectively prevent third parties from misusing its intellectual property. As a result, some products of other companies may appear in the market that are similar to or copies of those of Group companies, thus leading to the impairment of the Group's sales. In addition, there may be cases where third parties point out that the Group's products infringe on their own intellectual property rights. As a result, there is a possibility that sales of Group products may be delayed or suspended and this may negatively affect the Groups' business results and/or financial position.

There are also instances where the Group licenses in the intellectual property of third parties to produce key components for its products. Any increases in royalties paid for such intellectual property will result in higher production costs and may have an effect on price-competitiveness. Moreover, when the Group is unable to receive licenses for certain intellectual property it may have to suspend production of the related products.

The incidence of such cases may negatively affect the Groups' business results and/or financial condition.

8. Product and Service Defects
Yamaha Group products are managed using quality assurance policies established by the Company. However, this is not a guarantee that all of its products are without flaws. Although the Group is insured for product liability damages, there is no guarantee that insurance will fully cover legal damages. If an accident due to product liability occurs, insurance premiums would be expected to rise. Furthermore, product recalls, replacements and repairs, and design changes would entail significant cost increases and the Yamaha Group's reputation would suffer, making a drop in sales likely. Such occurrences could negatively affect the Yamaha Group's business results and/or financial position.

Although the Yamaha Group gives due attention to health and safety concerns at its retail outlets, music schools, and recreational facilities, in the event of an accident, it is likely that sales would decline due to a temporary cessation of operations at the store or facilities as well as damage to its reputation, and this may negatively affect the Groups' business results and/or financial position.

9. Laws and Regulations
At Yamaha Group business sites throughout the world, the Group is subject to the laws and regulations of various countries. For example, foreign investment restrictions, import and export regulations designed to protect national security, commercial restrictions, antimonopoly regulations, consumer protection regulations, tax system regulations, environmental protection regulations, and other laws and restrictions apply to Yamaha Group business operations. In addition, under legal regulations relating to the handling of private information, the Company has a duty to handle such private information that it receives from customers and others safely and securely. Although the Group makes a concerted effort to comply with all laws and regulations, in the event that it cannot comply, Group corporate activities may be limited, and there may be an increase in costs. The incidence such cases may negatively affect the Groups' business results and/or financial position.

10. Environmental Protection Regulations
Environmental protection regulations regarding business activities are becoming increasingly stringent, and there is a call for companies to implement voluntary environmental activities programs as a part of fulfilling their corporate social responsibilities. The Yamaha Group works to implement policies regarding products, packaging, energy conservation, and industrial waste treatment that go beyond environmental standards, but it cannot guarantee that it will be able to completely prevent or lessen its impact in the event of an accident that results in the amount of a restricted substance released exceeding environmental standards. Furthermore, in the event that soil contamination from a restricted substance occurs on plant premises, it may result in major cleanup costs before the property can be sold or the inability to sell the property. In the event that air or groundwater is polluted with a substance that is restricted in the future after it is sold to a third party, costs related to resolving the situation may be incurred.

Should any of the above-mentioned scenarios materialize, it may negatively affect the Yamaha Group's business results and/or financial position.

11. Exchange Rate Fluctuations
The Yamaha Group conducts manufacturing, sales, and other business activities throughout the world, and trade denominated in foreign currencies at each Group company is affected by exchange rate fluctuations. To minimize the effect of short-term exchange rate fluctuations on trade denominated in foreign currencies, the Group makes use of forward currency hedge transactions; however, in the event that the Group cannot implement its initial business plans due to exchange rate fluctuations, its business results and/or financial position may be negatively affected.

12. Effects of Earthquakes and Other Natural Disasters
The occurrence of an earthquake or other natural disaster may result in damage to Yamaha Group manufacturing sites and other business sites. Although manufacturing sites are being transferred overseas, Yamaha's head office and domestic plants as well as principal sub-

sidiaries are concentrated in Shizuoka Prefecture, and, in the event that an earthquake occurs in the Tokai region of Japan, in addition to the damage of facilities, suspended or delayed operations and major recovery costs may negatively affect the Yamaha Group's business results and/or financial position.

13. Items Related to Changes in Financial Position

(1) Valuation of investment securities

The Yamaha Group owns securities with determinable market prices issued by other companies, including stocks of financial institutions with which it has transactions (representing acquisition costs of ¥9.9 billion and recorded on the balance sheets as ¥32.1 billion as of September 30, 2006). Because other marketable securities with a market price are valued using the market value method based on the market price on the balance sheet date, amounts recorded on the balance sheet may fluctuate according to the value on the balance sheet date. Furthermore, in the event that a stock's market value falls significantly below the acquisition cost, it will result in losses. These factors may negatively affect the Yamaha Group's business results and/or financial position.

(2) Property depreciation

Property held by the Yamaha Group depreciated, and the difference between the market price at the end of the interim period and the book value after reappraisal of property reappraisals based on the Law concerning Reevaluation of Land totaled -¥18.2 billion. Such depreciation would be realized upon the sale of such property and could negatively affect the Yamaha Group's business results and/or financial position.

(3) Asset-impairment accounting for property, plant and equipment

Property, plant and equipment owned by the Yamaha Group may be included in asset-impairment accounting. In the event that this happens, it may negatively affect the Group's business results and/or financial position.

(4) Retirement benefit obligations and expenses

Yamaha Group retirement benefit obligations and expenses are calculated based on estimates of the retirement benefit system in use as well as the discount rate and the expected rate of return. Retirement benefit systems may change, and there are discrepancies between estimates and actual results at the end of each accounting period. As a result, in the event that retirement benefit liabilities and related costs increase, there may be a negative effect on the Groups' business results and /or financial posiion..

(5) Investment losses/gains under the equity method

Of the recurring profit of ¥22.9 billion recorded in the interim period under review, ¥10.1 billion was an investment gain under the equity method. Yamaha has three equity-method affiliates, including Yamaha Motor Co., Ltd., and Korg Inc. Poor performance by these equity-method affiliates could have a negative effect on the Yamaha Group's business performance and/or financial position.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	FY2007.3 interim period (as of Sept. 30, 2006) Millions of yen	FY2006.3 interim period (as of Sept. 30, 2005) Millions of yen	FY2006.3 (as of Mar. 31, 2006) Millions of yen
ASSETS			
Current assets:			
Cash and bank deposits	**¥34,977**	¥ 31,287	¥ 36,429
Notes and accounts receivable	**87,859**	83,321	72,613
Marketable securities	**720**	209	520
Inventories	**90,977**	90,697	77,943
Deferred income taxes	**18,080**	17,991	16,922
Other current assets	**6,794**	6,382	7,286
Allowance for doubtful accounts	**(2,138)**	(1,963)	(2,333)
Total current assets	**237,270**	227,927	209,381
Fixed assets:			
Tangible assets:			
Buildings and structures	**47,182**	45,275	45,953
Machinery and equipment and conveyance devices	**22,981**	22,152	23,275
Tools, equipment and fixtures	**15,682**	15,226	15,525
Land	**63,901**	63,557	63,772
Construction in progress	**2,231**	1,570	2,462
Total tangible assets	**151,980**	147,782	150,990
Intangible assets	**3,212**	3,822	3,545
Investments and other assets:			
Investment securities	**140,235**	117,730	132,902
Deferred income taxes	**15,004**	15,032	14,087
Other assets	**9,585**	10,667	9,939
Allowance for doubtful accounts	**(838)**	(1,211)	(869)
Total investments and other assets	**163,986**	142,218	156,059
Total fixed assets	**319,178**	293,824	310,595
Total assets	**¥556,449**	¥521,751	¥519,977

Note: Figures of less than ¥1 million have been omitted.

	FY2007.3 interim period (as of Sept. 30, 2006) Millions of yen	FY2006.3 interim period (as of Sept. 30, 2005) Millions of yen	FY2006.3 (as of Mar. 31, 2006) Millions of yen
LIABILITIES			
Current liabilities:			
Notes and accounts payable	¥ 43,475	¥ 41,843	¥ 37,153
Short-term loans	27,897	35,509	17,147
Current portion of long-term debt	7,008	1,723	5,132
Accrued expenses and accrued payables	41,936	39,208	43,098
Income taxes payable	7,142	8,390	3,758
Various reserves	5,400	3,300	3,963
Other current liabilities	6,960	6,690	6,795
Total current liabilities	139,821	136,665	117,047
Long-term liabilities:			
Long-term debt	4,328	9,545	6,195
Deferred income taxes on land revaluation	17,742	14,161	17,742
Accrued employees' retirement benefits	28,044	28,152	27,978
Accrued directors' retirement benefits	—	848	891
Long-term deposits received	26,957	28,014	27,577
Other long-term liabilities	2,518	1,774	2,066
Total long-term liabilities	79,591	82,497	82,452
Total liabilities	219,412	219,162	199,499
NET ASSETS			
Shareholders' equity:			
Common stock	28,534	—	—
Capital surplus	40,054	—	—
Earned surplus	252,103	—	—
Treasury stock, at cost	(318)	—	—
Total shareholders' equity	320,373	—	—
Revaluation and translation adjustments:			
Revaluation difference of other securities	14,516	—	—
Gain (loss) on deferred hedges	(389)	—	—
Land price revaluation difference	18,241	—	—
Translation adjustments	(20,384)	—	—
Total revaluation and translation adjustments	11,983	—	—
Minority interests	4,679	—	—
Net assets	337,036	—	—
Total liabilities and net assets	¥556,449	—	—
MINORITY INTERESTS	—	4,074	4,472
SHAREHOLDERS' EQUITY			
Common stock	—	28,534	28,534
Capital surplus	—	40,054	40,054
Earned surplus	—	227,372	236,913
Reserve for land revaluation difference	—	22,041	18,426
Net unrealized holding gains on other securities	—	11,285	15,470
Translation adjustments	—	(30,483)	(23,091)
Treasury stock, at cost	—	(290)	(302)
Total shareholders' equity	—	298,514	316,005
Total liabilities, minority interests and shareholders' equity	—	¥521,751	¥519,977

(2) Consolidated Statement of Operations

	FY2007.3 interim period (April 1, 2006– Sept. 30, 2006)		FY2006.3 interim period (April 1, 2005– Sept. 30, 2005)		FY2006.3 (April 1, 2005– Mar. 31, 2006)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	**¥264,517**	**100.0**	¥257,193	100.0	¥534,084	100.0
Cost of sales:	**169,218**	**64.0**	162,784	63.3	341,886	64.0
Gross profit	**95,299**	**36.0**	94,409	36.7	192,198	36.0
Unrealized profit	**0**		47		69	
Total gross profit	**95,299**	**36.0**	94,456	36.7	192,267	36.0
Selling, general and administrative expenses	**81,458**	**30.8**	80,088	31.1	168,132	31.5
Operating income	**13,840**	**5.2**	14,367	5.6	24,135	4.5
Non-operating income:						
Interest received	**298**		221		512	
Dividends received	**348**		328		395	
Equity in earnings of unconsolidated subsidiaries and affiliates	**10,176**		8,469		14,838	
Other	**761**		668		1,865	
Total non-operating income	**11,584**	**4.4**	9,688	3.8	17,612	3.3
Non-operating expenses:						
Interest paid	**415**		487		1,081	
Cash discounts	**1,889**		1,902		4,467	
Other	**188**		326		953	
Total non-operating expenses	**2,493**	**0.9**	2,717	1.1	6,503	1.2
Recurring profit	**22,931**	**8.7**	21,338	8.3	35,244	6.6
Extraordinary income:						
Gain on sale of fixed assets	**181**		795		892	
Reversal of allowances	**129**		36		375	
Gain on sale of investment securities	**30**		508		605	
Total extraordinary income	**341**	**0.1**	1,341	0.5	1,874	0.4
Extraordinary loss:						
Loss on disposal of fixed assets	**749**		344		1,074	
Loss on revaluation of investment securities	**10**		80		83	
Structural reform expenses	**1,703**		—		—	
Loss on revaluation of stocks in subsidiaries	**—**		106		118	
Total extraordinary loss	**2,462**	**0.9**	531	0.2	1,276	0.2
Income before income taxes and minority interests	**20,810**	**7.9**	22,148	8.6	35,842	6.8
Current income taxes	**4,419**	**1.7**	6,897	2.7	8,922	1.7
Deferred income taxes (benefit)	**(1,391)**	**(0.5)**	(1,581)	(0.6)	(1,736)	(0.3)
Minority interests	**311**	**0.1**	307	0.1	532	0.1
Net income	**¥17,471**	**6.6**	¥16,524	6.4	¥ 28,123	5.3

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Retained Earnings

	FY2007.3 interim period (as of Sept. 30, 2006) Millions of yen		FY2006.3 interim period (as of Sept. 30, 2005) Millions of yen		FY2006.3 (as of Mar. 31, 2006) Millions of yen	
CAPITAL SURPLUS						
Balance at beginning of period		—		¥ 40,054		¥ 40,054
Balance at end of period		—		40,054		40,054
EARNED SURPLUS						
Balance at beginning of period		—		212,340		212,340
Additional earned surplus:						
Net income	—		¥16,524		¥28,123	
Effect of change in scope of consolidation	—		827		827	
Effect of change in interests in subsidiaries	—		115		99	
Reversal of reserve for land revaluation difference	—		280		282	
Reversal of reserve for land revaluation difference due to change in ownership percentage of affiliated companies	—	—	78	17,826	97	29,429
Deduction from earned surplus:						
Cash dividends paid	—		2,579		4,642	
Bonuses to directors and statutory auditors	—		100		100	
Effect of change in scope of consolidation	—	—	115	2,794	115	4,857
Balance at end of period		—		¥227,372		¥236,913

Note: Figures of less than ¥1 million have been omitted.

(4) CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FY2007.3 interim period (April 1, 2006, to September 30, 2006) (Millions of yen)

	Shareholders' Equity					Revaluation and Translation Adjustments						
	Common stock	Capital surplus	Earned surplus	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on other securities	Gain (loss) on deferred hedges	Reserve for land revaluation difference	Translation adjustments	Total revaluations and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(2,063)		(2,063)							(2,063)
Net income for the period			17,471		17,471							17,471
Changes in the scope of consolidation			(0)		(0)							(0)
Changes of interests in subsidiaries			(135)	0	(135)							(135)
Reversal of reserve for land revaluation difference			(0)		(0)							(0)
Bonuses to directors and statutory auditors			(80)		(80)							(80)
Purchases of treasury stock				(16)	(16)							(16)
Changes, net, in items other than shareholders' equity						(954)	(389)	(184)	2,706	1,177	207	1,384
Total changes during the period	—	—	15,190	(16)	15,174	(954)	(389)	(184)	2,706	1,177	207	16,558
Balance at September 30, 2006	¥28,534	¥40,054	¥252,103	¥(318)	¥320,373	¥14,516	¥(389)	¥18,241	¥(20,384)	¥11,983	¥4,679	¥337,036

Note: Figures of less than ¥1 million have been omitted.

(5) Consolidated Statement of Cash Flows

	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)	FY2006.3 (April 1, 2005–Mar. 31, 2006)
	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities:			
Income before income taxes and minority interests	**¥20,810**	¥22,148	¥35,842
Depreciation and amortization	**9,685**	9,215	18,944
Amortization of consolidated goodwill	**253**	253	507
Allowance for doubtful accounts	**(244)**	(152)	(177)
Loss on revaluation of investment securities	**10**	80	83
Loss on revaluation of stock in subsidiaries	**—**	106	118
Decrease in employees' retirement benefits, net of payments	**57**	(151)	(379)
Interest and dividend income	**(647)**	(549)	(907)
Interest paid	**415**	487	1,081
Loss on foreign exchange	**(64)**	(56)	(107)
Equity in earnings of unconsolidated subsidiaries and affiliates	**(10,176)**	(8,469)	(14,838)
Gain on sale of investment securities	**(30)**	(508)	(605)
Gain on sale of fixed assets	**(181)**	(795)	(892)
Loss on disposal of fixed assets	**749**	344	1,074
Structural reform expenses	**1,703**	—	—
(Increase) decrease in accounts and notes receivable—trade	**(14,024)**	(8,768)	3,008
(Increase) decrease in inventories	**(11,632)**	(9,261)	4,944
Increase (decrease) in accounts and notes payable	**5,782**	3,432	(1,716)
Other, net	**(1,200)**	(6,818)	(5,135)
Subtotal	**1,265**	535	40,843
Interest and dividends receivable	**1,659**	1,116	2,730
Interest paid	**(404)**	(462)	(1,084)
Income taxes paid and refunded	**(306)**	(10,288)	(16,979)
Net cash provided by (used in) operating activities	**2,215**	(9,099)	25,510
Cash flows from investing activities:			
Net increase (decrease) in time deposits	**194**	(751)	(77)
Purchases of fixed assets	**(12,595)**	(10,089)	(20,401)
Proceeds from sale of fixed assets	**473**	1,949	2,327
Purchases of investment securities	**(118)**	(605)	(732)
Proceeds from sale and redemption of investment securities	**71**	519	619
Payments for capital investments	**(0)**	(130)	(134)
Payments for loans receivable	**(5)**	(15)	(21)
Collection of loans receivable	**94**	145	265
Other, net	**108**	47	50
Net cash used in investing activities	**(11,777)**	(8,929)	(18,104)
Cash flows from financing activities:			
Increase in short-term loans	**10,661**	16,556	(1,753)
Proceeds from long-term debt	**470**	3,335	4,556
Repayments of long-term debt	**(479)**	(21,071)	(22,404)
Proceeds from resort member deposits	**—**	2	10
Repayments of resort member deposits	**(620)**	(907)	(1,352)
Purchases of treasury stock	**(16)**	(11)	(23)
Cash dividends paid	**(2,063)**	(2,579)	(4,642)
Cash dividends paid to minority shareholders	**(209)**	(215)	(223)
Net cash provided by (used in) financing activities	**7,743**	(4,891)	(25,834)
Effect of exchange rate changes on cash and cash equivalents	**581**	480	1,783
Net decrease in cash and cash equivalents	**(1,237)**	(22,439)	(16,644)
Cash and cash equivalents at beginning of period	**35,434**	50,393	50,393
Cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	**—**	1,685	1,685
Cash and cash equivalents arising from exclusion of subsidiaries from consolidation at beginning of period	**(31)**	—	—
Cash and cash equivalents at end of period	**¥34,164**	¥29,639	¥35,434

(6) Basic Items for the Preparation of the Consolidated Financial Statements

1. Scope of Consolidation

Consolidated subsidiaries: 93 corporations

During the FY2007.3 interim period, one overseas subsidiary was brought into the consolidated Group. In addition, one overseas subsidiary was removed from the consolidated Group.

Major Consolidated Subsidiaries

The names of major consolidated subsidiaries are listed in "1. THE YAMAHA GROUP."

Principal Non-Consolidated Subsidiaries and Reasons for Not Being Included in the Consolidated Group

Yamaha Life Service Co., Ltd.

The effect of this company's the assets, net sales, net income/loss and retained earnings for the interim period under review on the consolidated financial statements for the interim period was immaterial.

2. Application of Equity Method

Affiliated companies accounted for by the equity method: 3 corporations

The principal affiliated companies are:

Yamaha Motor Co., Ltd.

Korg Inc.

Principal non-consolidated subsidiaries and affiliates to which the equity method has not been applied are:

Yamaha Life Service Co., Ltd.

Yamaha–Olin Metal Corporation

Reasons why the equity method has not been applied:

The effect of these companies' assets, net sales, net income/loss and retained earnings on the consolidated financial results was immaterial.

Equity-method procedures that are particularly important to note:

Of the companies to which the equity method is applied, for companies whose interim periods differ from that of Yamaha, the interim periods for those companies' fiscal years are used, and the consolidated balance sheets and operating results are adjusted as necessary to reflect significant transactions that took place prior to the date which applied to the interim balance sheets.

3. Interim Period of Consolidated Subsidiaries

The dates of the closing of accounts for the interim periods of consolidated subsidiaries, with the exception of the following eight companies are all the same as that of the Company.

Yamaha de Mexico, S.A. de C.V.
Tianjin Yamaha Electronic Musical Instruments, Inc.
Guangzhou Yamaha-Pearl River Piano Inc.
Yamaha Trading (Shanghai) Co., Ltd.
Xiaoshan Yamaha Musical Instruments Co., Ltd.
Yamaha Music & Electronics (China) Co., Ltd.
Yamaha Electronics (Suzhou) Co., Ltd.
Hangzhou Yamaha Musical Instruments Co., Ltd.

The end of the interim period for all of the above eight companies is June 30, and calculations for these accounts were made rationally pursuant to regular accounting carried out for the interim period.

4. Accounting Standards

(1) Basis and Method of Evaluation of Significant Assets

1. Marketable securities

Securities to be held until maturity:	At amortized cost (straight-line method)
Other marketable securities	
With market value:	Stated at fair market value as of the interim consolidated balance sheet date (Changes in fair value are accounted for under the direct addition to net assets method, and the periodic average method is used to calculate the sale value.)
Without market value:	At cost, determined by the periodic average method

2. Derivatives

At fair value

3. Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving average method.

(2) Method of Depreciation

a. Tangible fixed assets

Mainly calculated by the declining-balance method except facilities connected to certain consolidated subsidiaries employ the straight-line method.

The useful lives of tangible fixed assets are as follows:

Buildings: 31-50 years (attachment facilities are mainly 15 years)

Structures: 10-30 years

Machinery and equipment: 4-11 years
Tools, equipment and fixtures: 5-6 years (metallic molds are mainly two years)

(3) Accounting for Reserves and Benefits

a. Allowance for Doubtful Accounts

To properly evaluate accounts receivable and make provisions for possible losses on doubtful accounts, provisions for normal accounts in good standing are calculated using historical default ratios based on debt loss experience. Provisions for doubtful accounts are calculated by examining the probability of recovery for individual accounts and setting aside an amount equivalent to the portion deemed to be unrecoverable.

b. Accrued Employees' Retirement Benefits

Accrued employees' retirement benefits are provided on an accrual basis based on the projected retirement benefit obligation and the pension fund assets calculated using various actuarial assumptions as of the end of the period.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

c. Accrued Directors' Retirement Benefits

Effective with the conclusion of the Regular General Meeting of Shareholders held on June 27, 2006, the Company has eliminated its retirement allowance system for directors. Please note that the reserve for directors' retirement allowances, which was shown on the balance sheets until the end of the previously mentioned shareholders' meeting on June 27, has now been included in the other long-term liabilities line item as a long-term payable under long-term liabilities.

(4) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at the interim consolidated balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in each at each interim consolidated balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the interim period. Translation adjustments are presented as a component of net assets and minority interests.

(5) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(6) Hedge Accounting

a. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

b. Hedging Instruments and Hedged Items

Hedging instruments	Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated calls
Hedged items	Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

c. Hedging Policy

The Company and its consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations in foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

d. Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk is clear; therefore, there is no need to evaluate such effectiveness.

(7) Accounting for Consumption Tax

Income and expenses are recorded net of consumption tax.

5. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

Currency on hand, bank deposits and all highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

(7) Change in Accounting Methods

Application of Accounting Standards for the Net Assets in the Balance Sheets

Beginning with the interim period under review, the Company has applied "Accounting Standards for Presentation of Net Assets in the Balance Sheets" (Accounting Standards Board of Japan Statement No. 5, released December 9, 2005 by the Accounting Standards Board of Japan) and "Guidelines of Accounting Standards for Net Assets Section of the Balance Sheets (Guidance No. 8 for Application of Accounting Standards, issued on December 9, 2005 by the Accounting Standards Board of Japan).

The total amount of shareholders' equity according to previous accounting standards was equivalent to ¥332.7 billion.

Note that as a result of revisions in rules for the presentation of interim consolidated financial statements, the net assets section of the consolidated balance sheets for the interim period under review has been prepared according to the revised rules.

(8) Notes

Notes to the Consolidated Interim Balance Sheets

	FY2007.3 interim period (April 1, 2006– Sept. 30, 2006)	FY2006.3 interim period (April 1, 2005– Sept. 30, 2005)	FY2006.3 (April 1, 2005– March 31, 2006)
1. Accumulated Depreciation	¥247,104 million	¥239,143 million	¥243,211 million
2. Mortgaged Assets of:			
Marketable securities	¥ 590 million	¥ 50 million	¥ 378 million
Tangible fixed assets	361	372	369
Investment securities	935	1,614	1,235
Total	¥ 1,887 million	¥ 2,037 million	¥ 1.984 million
3. Contingent Liabilities	¥ 637 million	¥ 441 million	¥ 608 million
4. Discount on Export Bills Receivable	¥ 1,070 million	¥ 780 million	¥ 884 million

5. Accounting for Promissory Notes Due on the Final Day of the Interim Period

Promissory notes due on the final day of the interim period are accounted for on the day they clear the exchange. However, since the last date of the interim period was a bank holiday, the following promissory notes that came due on the last day of the interim period are included in the balance of promissory notes outstanding at the end of the interim period.

Notes receivable	¥ 1,919 million	¥ — million	¥ — million
Notes payable	¥ 1,079 million	¥ — million	¥ — million

6. Deferred Hedge Gains

Deferred hedge gains	¥ — million	¥ 122 million	¥ 36 million
Deferred hedge losses	—	183	399
Deferred hedge gains (losses), net	¥ — million	¥ (60) million	¥ (363) million

Notes to the Consolidated Interim Statements of Income

	FY2007.3 interim period (April 1, 2006– Sept. 30, 2006)	FY2006.3 interim period (April 1, 2005– Sept. 30, 2005)	FY2006.3 (April 1, 2005– March 31, 2006)
1. Principal Items of Selling, General and Administrative Expenses			
Sales commissions	¥ 1,349 million	¥ 1,229 million	¥ 2,403 million
Transport expenses	7,568	7,472	15,901
Advertising and sales promotion expenses	11,656	11,920	25,798
Reserve for doubtful accounts	530	30	558
All reserves	1,064	845	2,323
Reserve for accrued employees' retirement benefits	2,198	2,766	5,406
Reserve for accrued directors' retirement benefits	—	71	111
Personnel expenses	33,818	32,466	65,953
Rent	2,143	2,091	4,190
Depreciation and amortization	2,359	2,470	4,935

2. Structural Reform Expenses

Expenses incurred in connection with the decision to close and dissolve Kaohsiung Yamaha Co., Ltd., a subsidiary manufacturing guitars in Taiwan.

Notes to the Consolidated Interim Statements Regarding the Computation of Changes in Interim Consolidated Shareholders' Equity, Etc.

For the FY2007.3 interim period (April 1, 2006, to September 30, 2006)
1.Number of shares issued

Type of shares	At the end of the previous period	Increase	Decrease	At the end of the interim period under review
Common shares (number of shares)	206,524,626	—	—	206,524,626

2.Treasury stock

Type of shares	At the end of the previous period	Increase	Decrease	At the end of the interim period under review
Common shares (number of shares)	390,902	7,427	209	398,120

Summary of reasons for changes
The breakdown of the increase in the number is as follows—Increase owing to purchase of shares less than one trading unit: 7,427 shares
The breakdown of the decline in the number is as follows—Decrease owing change(s) in the number of treasury stock held by subsidiaries and affiliates accounted for under the equity method: 209 shares

3. Items Related to the Issuance of Rights to Purchase New Shares
None applicable

4. Dividends
(1) Cash Dividend Payments

Date of decision	Type of shares	Total dividends (Million yen)	Dividends per share (¥)	Base date	Date dividends became payable
June 27, 2006	Common shares	¥2,063	¥10.00	March 31, 2006	June 28, 2006

(2) Dividends, among those applicable to the interim period under review, for which the date payable falls after the interim period under review

Date of decision	Type of shares	Source of dividends	Total dividends (Million yen)	Dividends per share (¥)	Base date	Date dividends became payable
October 31, 2006	Common shares	Retained earnings	¥2,063	¥10.00	Sept. 30, 2006	Dec. 11, 2006

Notes to the Consolidated Interim Statements of Cash Flows

Reconciliation between Cash and Cash Equivalents and Cash and Bank Deposits in the Consolidated Balance Sheets

	FY2007.3 interim period (as of Sept. 30, 2006)	FY2006.3 interim period (as of Sept. 30, 2005)	FY2006.3 (as of March 31, 2006)
Cash and bank deposits	**¥34,977 million**	¥31,287 million	¥36,429 million
Time deposits with a maturity of more than three months	**(813)**	(1,648)	(995)
Cash and cash equivalents	**¥34,164 million**	¥29,639 million	¥35,434 million

6. SEGMENT INFORMATION

(1) Business Segments

(FY2007.3 interim period ended September 30, 2006) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥157,388	¥34,852	¥27,526	¥22,455	¥9,025	¥13,269	¥264,517	¥ —	¥264,517
Intersegment sales or transfers	—	—	969	—	—	—	969	(969)	—
Total sales	157,388	34,852	28,495	22,455	9,025	13,269	265,487	(969)	264,517
Operating expenses	146,412	34,155	26,250	22,024	9,623	13,180	251,646	(969)	250,677
Operating income (loss)	¥ 10,976	¥ 697	¥ 2,244	¥ 430	¥ (597)	¥ 88	¥ 13,840	¥ —	¥ 13,840

(FY2006.3 interim period ended September 30, 2005) (Millions of yen)

	Musical instruments	AV/IT products	Electronic equipment and metal products	Lifestyle-related products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥150,770	¥35,454	¥28,330	¥22,617	¥8,943	¥11,077	¥257,193	¥ —	¥257,193
Intersegment sales or transfers	—	—	1,002	—	—	—	1,002	(1,002)	—
Total sales	150,770	35,454	29,333	22,617	8,943	11,077	258,196	(1,002)	257,193
Operating expenses	142,695	34,792	24,218	21,575	9,607	10,939	243,828	(1,002)	242,825
Operating income (loss)	¥ 8,074	¥ 662	¥ 5,114	¥ 1,042	¥ (664)	¥ 138	¥ 14,367	¥ —	¥ 14,367

(FY2006.3 ended March 31, 2006) (Millions of yen)

	Musical instruments	AV/IT products	Electronic equipment and metal products	Lifestyle-related products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥314,078	¥75,939	¥56,167	¥45,214	¥18,013	¥24,671	¥534,084	¥—	¥534,084
Intersegment sales or transfers	—	—	1,668	—	—	—	1,668	(1,668)	—
Total sales	314,078	75,939	57,836	45,214	18,013	24,671	535,753	(1,668)	534,084
Operating expenses	299,946	73,825	49,908	44,045	19,802	24,089	511,617	(1,668)	509,949
Operating income (loss)	¥ 14,132	¥ 2,113	¥ 7,927	¥ 1,169	¥ (1,789)	¥ 582	¥ 24,135		¥ 24,135

Notes: 1. Business Sectors: Divided into the categories of musical instruments, AV/IT products, lifestyle-related products, electronic equipment and metal products, recreation and other based on consideration of similarities of product type, characteristics and market, etc.

2. Major products and services of each business segment are shown in "1. THE YAMAHA GROUP" on page 3.

(2) Geographical Segments

(FY2007.3 interim period ended September 30, 2006) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥151,589**	**¥44,432**	**¥42,360**	**¥26,134**	**¥264,517**	**¥ —**	**¥264,517**
Intersegment sales or transfers	**84,996**	**1,101**	**648**	**36,949**	**123,695**	**(123,695)**	**—**
Total sales	**236,586**	**45,534**	**43,009**	**63,083**	**388,213**	**(123,695)**	**264,517**
Operating expenses	**224,536**	**43,885**	**41,309**	**60,143**	**369,873**	**(119,196)**	**250,677**
Operating income (loss)	**¥ 12,050**	**¥ 1,649**	**¥ 1,699**	**¥ 2,940**	**¥ 18,339**	**¥ (4,499)**	**¥ 13,840**

(FY2006.3 interim period ended September 30, 2005) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥154,752	¥41,065	¥38,585	¥22,790	¥257,193	¥ —	¥257,193
Intersegment sales or transfers	78,502	866	464	32,820	112,654	(112,654)	—
Total sales	233,255	41,932	39,050	55,610	369,848	(112,654)	257,193
Operating expenses	221,545	40,335	37,371	52,828	352,080	(109,254)	242,825
Operating income	¥ 11,710	¥ 1,596	¥ 1,679	¥ 2,781	¥ 17,767	¥ (3,400)	¥ 14,367

(FY2006.3 ended March 31, 2006) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥306,813	¥94,311	¥85,570	¥ 47,389	¥534,084	¥ —	¥534,084
Intersegment sales or transfers	143,667	1,525	862	63,234	209,290	(209,290)	—
Total sales	450,481	95,837	86,433	110,623	743,375	(209,290)	534,084
Operating expenses	438,564	92,164	83,021	106,103	719,853	(209,904)	509,949
Operating income	¥ 11,916	¥ 3,673	¥ 3,412	¥ 4,519	¥ 23,522	¥ 613	¥ 24,135

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, South Korea, Australia

(3) Overseas Sales

(FY2007.3 interim period ended September 30, 2006) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥44,581**	**¥43,403**	**¥32,273**	**¥120,258**
Net sales	**—**	**—**	**—**	**264,517**
% of net sales	**16.9%**	**16.4%**	**12.2%**	**45.5%**

(FY2006.3 interim period ended September 30, 2005) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥41,403	¥39,262	¥27,205	¥107,871
Net sales	—	—	—	257,193
% of net sales	16.1%	15.2%	10.6%	41.9%

(FY2006.3 ended March 31, 2006) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥94,694	¥87,494	¥56,681	¥238,870
Net sales	—	—	—	534,084
% of net sales	17.7%	16.4%	10.6%	44.7%

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, South Korea, Australia

Lease Transactions

[Leasing-In Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End

(Millions of yen)

	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)			FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)			FY2006.3 (April 1, 2005–March 31, 2006)		
	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total
Acquisition cost	¥1,957	¥553	¥2,510	¥2,211	¥620	¥2,832	¥2,171	¥604	¥2,775
Accumulated depreciation	1,153	300	1,453	1,155	327	1,482	1,192	346	1,539
Balance at end of period	¥ 803	¥252	¥1,056	¥1,056	¥293	¥1,349	¥ 978	¥258	¥1,236

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

2) Future Minimum Lease Payments

(Millions of yen)

	FY2007.3 interim period (as of Sept. 30, 2006)	FY2006.3 interim period (as of Sept. 30, 2005)	FY2006.3 (as of March 31, 2006)
Due within one year	¥ 507	¥ 623	¥ 593
Due over one year	549	725	643
Total	¥1,056	¥1,349	¥1,236

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

3) Lease Payments and Depreciation

(Millions of yen)

	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)	FY2006.3 (April 1, 2005–March 31, 2006)
Lease payments	¥342	¥400	¥725
Depreciation	342	400	725

4) Depreciation of Leased Assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

2. Operating Lease Transactions

Future Minimum Lease Payments

(Millions of yen)

	FY2007.3 interim period (as of Sept. 30, 2006)	FY2006.3 interim period (as of Sept. 30, 2005)	FY2006.3 (as of March 31, 2006)
Due within one year	¥ 435	¥ 359	¥ 438
Due over one year	1,107	1,026	1,102
Total	¥1,542	¥1,386	¥1,540

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End

(Millions of yen)

	FY2007.3 interim period (April 1, 2006-Sept. 30, 2006)	FY2006.3 interim period (April 1, 2005-Sept. 30, 2005)	FY2006.3 (April 1, 2005-March. 31, 2006)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥5,746	¥6,013	¥5,887
Accumulated depreciation	3,876	4,390	4,333
Balance at end of period	¥1,869	¥1,623	¥1,554

2) Future Minimum Lease Payment Receipts

(Millions of yen)

	FY2007.3 interim period (as of Sept. 30, 2006)	FY2006.3 interim period (as of Sept. 30, 2005)	FY2006.3 (as of March 31, 2006)
Due within one year	¥1,508	¥ 783	¥1,367
Due over one year	2,575	1,373	2,236
Total	¥4,083	¥2,157	¥3,604

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivables assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation

(Millions of yen)

	FY2007.3 interim period (April 1, 2006-Sept. 30, 2006)	FY2006.3 interim period (April 1, 2005-Sept. 30, 2005)	FY2006.3 (April 1, 2005-March 31, 2006)
Lease payment receipts	¥819	¥473	¥1,452
Depreciation	541	302	968

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts

(Millions of yen)

	FY2007.3 interim period (as of Sept. 30, 2006)	FY2006.3 interim period (as of Sept. 30, 2005)	FY2006.3 (as of March 31, 2006)
Due within one year	¥ 634	¥ 546	¥ 594
Due over one year	787	993	887
Total	¥1,421	¥1,539	¥1,481

Marketable Securities

1. Held-to-Maturity Securities at Market Value

(Millions of yen)

	FY2007.3 interim period (as of September 30, 2006)			FY2006.3 interim period (as of September 30, 2005)			FY2006.3 (as of March 31, 2006)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Government bonds	¥ 499	¥ 495	¥ (4)	¥ 559	¥ 558	¥(1)	¥ 499	¥ 493	¥ (6)
Corporate bonds	539	535	(4)	539	539	(0)	539	533	(6)
Others	1,599	1,592	(7)	1,749	1,756	6	1,699	1,688	(11)
Total	¥2,639	¥2,623	¥(15)	¥2,849	¥2,854	¥ 4	¥2,739	¥2,715	¥(24)

2. Other Marketable Securities at Market Value

(Millions of yen)

	FY2007.3 interim period (as of September 30, 2006)			FY2006.3 interim period (as of September 30, 2005)			FY2006.3 (as of March 31, 2006)		
	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain
Stocks	¥9,864	¥32,100	¥22,236	¥9,780	¥27,482	¥17,702	¥9,791	¥33,414	¥23,622
Others	65	75	10	53	63	10	53	77	24
Total	¥9,929	¥32,176	¥22,246	¥9,833	¥27,546	¥17,713	¥9,844	¥33,492	¥23,647

(3) Book Value of Securities without Market Value

(Millions of yen)

	FY2007.3 interim period (as of September 30, 2006)	FY2006.3 interim period (as of September 30, 2005)	FY2006.3 (as of March 31, 2006)
Other securities			
Unlisted securities	¥6,907	¥6,911	¥6,921

Note: During the interim consolidated accounting period, stocks with market values included under other marketable securities are not subject to impairment loss. The impairment loss of such securities is recognized when market value at the period end declines 30% or more from the acquisition cost, except when it is anticipated that the market value is recoverable (based on consideration of such factors as trends in market prices and the financial condition of issuers).

Derivatives

With the exception of items transferred to foreign currency assets and liabilities, all other derivative transactions for the prior consolidated interim period, the consolidated interim period under review, and the previous consolidated fiscal year are accounted for using hedge accounting principles and have not been shown.

Per Share Data

(Yen)

	FY2007.3 interim period (Apr. 1, 2006–Sept. 30, 2006)	FY2006.3 interim period (Apr. 1, 2005–Sept. 30, 2005)	FY2006.3 (Apr. 1, 2005–Mar. 31, 2006)
Net assets per share	¥1,612.39	¥1,448.12	¥1,532.62
Net income per share	84.76	80.16	136.04
Net income per share after adjustment for latent stock	84.70	80.08	135.92

Basis for Calculations of Net Income per Share and Net Income per Share after Adjustment for Latent Stock

	FY2007.3 interim period (Apr. 1, 2006–Sept. 30, 2006)	FY2006.3 interim period (Apr. 1, 2005–Sept. 30, 2005)	FY2006.3 (Apr. 1, 2005–Mar. 31, 2006)
Net income per share for the interim period under review			
Net income for the period	¥ 17,471 million	¥ 16,524 million	¥ 28,123 million
Value not attributed to common shares	—	—	80 million
Portion distributed as directors' bonuses	—	—	80 million
Value attributed to common shares	17,471 million	16,524 million	28,043 million
Average number of shares outstanding during the interim period	206,130 thousand shares	206,142 thousand shares	206,139 thousand shares
Net income per share after adjustment for latent stock			
Adjustments to net income for the period	¥ (11) million	¥ (15) million	¥ (24) million
Portion of interest on investments under the equity method	(11) million	(15) million	(24) million
Increase in the number of common shares	—	—	—
Outline of latent stock that was not included in the computation of net income per share after adjustments for latent stock because they had no dilutive effect	—	—	—

Actual Production

(Millions of yen)

	FY2007.3 interim period (Apr. 1, 2006–September 30, 2006)	
	Actual production	% Change from the previous interim period
Musical instruments	¥111,916	103.6%
AV/IT products	32,875	94.6
Electronic equipment and metal products	25,122	90.8
Lifestyle-related products	20,757	101.6
Other	12,030	118.8
Total	¥202,703	100.9%

Notes: 1. The amounts shown are based on average sales prices, and figures are after internal transfer among segments.
2. Amounts shown above do not include consumption and other taxes.

Assumptions Regarding Continuing Companies

Not applicable

Exhibit 2

YAMAHA CORPORATION

Interim Flash Report

Non-Consolidated Basis
Results for the FY2007.3 interim period ended September 30, 2006

October 31, 2006

Company name: YAMAHA CORPORATION
(URL http://www.global.yamaha.com/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito, President and Representative Director
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141
Date of the meeting of the Board of Directors: October 31, 2006
Start date of interim dividend payout: December 11, 2006
Application of share unit system: Applicable (1 unit=100 shares)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR THE FY2007.3 INTERIM PERIOD (April 1, 2006 to September 30, 2006)

Figures of less than ¥1 million have been omitted.

(1) Non-Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)
FY2007.3 interim period (Ended September 30, 2006)	¥169,696	(0.3)	¥10,509	11.4	¥13,188	2.5
FY2006.3 interim period (Ended September 30, 2005)	¥170,183	(9.3)	¥ 9,437	(55.8)	¥12,861	(43.0)
FY2006.3 (Ended March 31, 2006)	¥321,252		¥ 7,986		¥13,950	

	Net income		Net income per share
	Millions of yen	(% change from the previous interim period)	Yen
FY2007.3 interim period (Ended September 30, 2006)	¥ 9,029	(1.3)	¥43.76
FY2006.3 interim period (Ended September 30, 2005)	¥ 9,150	—	¥44.35
FY2006.3 (Ended March 31, 2006)	¥10,242		¥49.26

Notes: 1. Average number of outstanding shares during the period:
FY2007.3 interim period ended September 30, 2006 — 206,314,133 shares
FY2006.3 interim period ended September 30, 2005 — 206,327,578 shares
FY2006.3 ended March 31, 2006 — 206,324,155 shares
2. Changes in method of accounting: NO

(2) Non-Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2007.3 interim period (as of September 30, 2006)	¥313,195	¥187,861	60.0	¥910.58
FY2006.3 interim period (as of September 30, 2005)	¥303,065	¥183,009	60.4	¥887.00
FY2006.3 (as of March 31, 2006)	¥300,513	¥182,048	60.6	¥881.98

Notes: 1. Number of outstanding shares at the end of the period:
FY2007.3 interim period as of September 30, 2006 206,310,090 shares
FY2006.3 interim period as of September 30, 2005 206,323,569 shares
FY2006.3 as of March 31, 2006 206,317,517 shares
2. Number of shares of treasury stock at the end of the period:
FY2007.3 interim period as of September 30, 2006 214,536 shares
FY2006.3 interim period as of September 30, 2005 201,057 shares
FY2006.3 as of March 31, 2006 207,109 shares

2. FORECAST OF RESULTS FOR FY2007.3 (April 1, 2006 to March 31, 2007)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2007.3	¥320,000	¥16,000	¥11,000

Reference: Net income per share for the fiscal year is forecast to be ¥53.32 on a non-consolidated basis.

3. DIVIDENDS

	Interim dividends per share	Dividend paid at year-end	Dividends paid for the year
	Yen	Yen	Yen
FY2006.3 interim period (ended September 30, 2005)	¥10.00	¥10.00	¥20.00
FY2007.3 interim period (ended September 30, 2006)	¥10.00	—	¥20.00
FY2007.3 (ended March 31, 2006)	—	¥10.00	

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for FY2007.3" under "OPERATING RESULTS AND FINANCIAL CONDITION."

(References)

(1) Non-Consolidated Balance Sheets

	FY2007.3 interim period (as of Sept. 30, 2006)	FY2006.3 interim period (as of Sept. 30, 2005)	FY2006.3 (as of Mar. 31, 2006)
	Millions of yen	Millions of yen	Millions of yen
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 13,769**	¥ 8,744	¥ 5,614
Notes receivable	**6,116**	4,866	5,025
Accounts receivable	**33,892**	34,917	29,397
Inventories	**25,503**	25,118	25,816
Deferred income taxes	**11,472**	11,484	11,176
Other current assets	**3,173**	2,976	3,725
Allowance for doubtful accounts	**(1,119)**	(765)	(1,286)
Total current assets	**92,809**	87,343	79,469
Fixed assets:			
Tangible assets			
Buildings	**23,712**	22,552	22,519
Machinery and equipment	**7,205**	7,163	7,066
Land	**51,055**	50,865	50,984
Other tangible assets	**7,956**	8,626	9,068
Total tangible assets	**89,929**	89,208	89,639
Intangible assets	**99**	103	99
Investments and other assets:			
Investment securities	**38,960**	34,261	40,222
Shares of affiliated companies	**57,450**	58,468	57,702
Investments in affiliated companies	**18,422**	17,441	18,422
Deferred income taxes	**12,602**	12,858	11,796
Other assets	**4,100**	5,150	4,356
Allowance for doubtful accounts	**(698)**	(1,065)	(715)
Reserve for loss on investments	**(480)**	(706)	(480)
Total investments and other assets	**130,356**	126,409	131,304
Total fixed assets	**220,386**	215,721	221,043
Total assets	**¥313,195**	¥303,065	¥300,513

Note: Figures of less than ¥1 million have been omitted.

	FY2007.3 interim period (as of Sept. 30, 2006) Millions of yen	FY2006.3 interim period (as of Sept. 30, 2005) Millions of yen	FY2006.3 (as of Mar. 31, 2006) Millions of yen
LIABILITIES			
Current liabilities:			
Notes payable	¥ 833	¥ 753	¥ 589
Accounts payable	24,028	23,614	19,334
Short-term loans	2,975	2,384	3,156
Current portion of long-term debt	—	300	300
Accrued expenses and accrued payables	21,343	20,273	22,868
Income taxes payable	4,846	6,005	1,859
Various reserves	3,417	1,221	1,719
Other current liabilities	1,587	1,167	1,442
Total current liabilities	59,031	55,721	51,271
Long-term liabilities:			
Deferred income taxes on land revaluation	15,206	11,656	15,206
Accrued employees' retirement benefits	22,648	23,106	22,859
Accrued directors' retirement benefits	—	619	632
Long-term deposits received	27,074	28,131	27,694
Other long-term liabilities	1,372	821	800
Total long-term liabilities	66,302	64,335	67,193
Total liabilities	125,334	120,056	118,465
NET ASSETS			
Shareholders' equity			
Common stock	28,534	—	—
Capital surplus			
Capital reserve	40,054	—	—
Total capital surplus	40,054	—	—
Earned surplus			
Legal reserve	4,159	—	—
Other earned surplus			
Reserve for special depreciation	10	—	—
Reserve for advanced depreciation	2,465	—	—
Special reserve for replacement of asset acquisition	599	—	—
General reserve	74,710	—	—
Earned surplus carried forward	13,977	—	—
Total earned surplus	95,921	—	—
Treasury stock, at cost	(275)	—	—
Total shareholders' equity	164,235	—	—

(Continued)

	FY2007.3 interim period (as of Sept. 30, 2006)	FY2006.3 interim period (as of Sept. 30, 2005)	FY2006.3 (as of Mar. 31, 2006)
	Millions of yen	Millions of yen	Millions of yen
Evaluation and translation adjustments			
Evaluation difference on other securities	**13,441**	—	—
Gain (loss) on deferred hedges	**(233)**	—	—
Land price revaluation difference	**10,418**	—	—
Total evaluation and translation adjustments	**23,625**	—	—
Total net assets	**187,861**	—	—
Total liabilities and net assets	**¥313,195**	—	—
SHAREHOLDERS' EQUITY			
Common stock	—	28,534	28,534
Capital surplus:			
Capital reserve	—	40,054	40,054
Total capital surplus	—	40,054	40,054
Earned surplus:			
Legal reserve	—	4,159	4,159
Retained income	—	71,620	71,620
Unappropriated income	—	14,227	13,258
Total earned surplus	—	90,007	89,038
Reserve for land revaluation difference	—	13,974	10,415
Net unrealized holding gains on other securities	—	10,684	14,263
Treasury stock, at cost	—	(246)	(258)
Total shareholders' equity	—	183,009	182,048
Total liabilities and shareholders' equity	—	¥303,065	¥300,513

(2) Non-Consolidated Statement of Operations

	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)		FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)		FY2006.3 (April 1, 2005–Mar. 31, 2006)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	¥169,696	100.0	¥170,183	100.0	¥321,252	100.0
Cost of sales:	127,574	75.2	127,047	74.7	243,413	75.8
Gross profit	42,122	24.8	43,136	25.3	77,839	24.2
Unrealized profit	—		47		69	
Total gross profit	42,122	24.8	43,183	25.3	77,909	24.3
Selling, general and administrative expenses:	31,612	18.6	33,746	19.8	69,923	21.8
Operating income	10,509	6.2	9,437	5.5	7,986	2.5
Non-operating income	2,936	1.7	3,695	2.2	6,462	2.0
Non-operating expenses	257	0.1	270	0.1	498	0.2
Recurring profit	13,188	7.8	12,861	7.6	13,950	4.3
Extraordinary income	324	0.2	1,463	0.8	1,753	0.5
Extraordinary loss	2,474	1.5	843	0.5	1,811	0.5
Income before income taxes and minority interests	11,038	6.5	13,482	7.9	13,892	4.3
Current income taxes	2,420	1.4	4,871	2.8	5,167	1.6
Deferred income taxes (benefit)	(410)	(0.2)	(538)	(0.3)	(1,517)	(0.5)
Net income	9,029	5.3	9,150	5.4	10,242	3.2
Retained earnings at beginning of period	—		4,796		4,796	
Reversal of reserve for land revaluation difference	—		280		282	
Interim dividends	—		—		2,063	
Retained earnings at end of period	¥ —		¥ 14,227		¥ 13,258	

Note: Figures of less than ¥1 million have been omitted.

(3) Non-Consolidated Statements of Changes in Shareholders' Equity

(Millions of yen)

	Shareholders' Equity											
		Capital surplus		Earned reserve								
					Other earned reserves							
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreciation	Reserve for advanced depreciation	Special reserve for replacement of asset acquisition	General reserve	Earned surplus carried forward	Total earned surplus	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥11	¥2,334	¥565	¥68,710	¥13,258	¥89,038	¥(258)	¥157,368
Changes during the period												
Dividends from surplus									(2,063)	(2,063)		(2,063)
Interim net income for the period									9,029	9,029		9,029
Reversal of reserve for land revaluation difference									(2)	(2)		(2)
Provision to reserve for special depreciation					1				(1)	—		—
Reversal of reserve for special depreciation					(1)				1	—		—
Provision to reserve for advanced depreciation						301			(301)	—		—
Reversal of reserve for advanced depreciation						(170)			170	—		—
Provision to special reserve for replacement of asset acquisition							599		(599)	—		—
Reversal of special reserve for replacement of asset aquisition							(565)		565	—		—
Provision to general reserve								6,000	(6,000)	—		—
Bonuses to directors and statutory auditors									(80)	(80)		(80)
Purchase of treasury stock											(16)	(16)
Changes, net, in items other than shareholders' equity												
Total changes during the period	—	—	—	—	(0)	131	34	6,000	718	6,883	(16)	6,866
Balance at September 30, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥10	¥2,465	¥599	¥74,710	¥13,977	¥95,921	¥(275)	¥164,235

(Millions of yen)

	Evaluation and translation adjustments				
	Evaluation difference on other securities	Gain (loss) on deferred hedges	Land price revaluation difference	Total evaluation and translation adjustments	Total Net Assets
Balance at March 31, 2006	¥14,263	¥ —	¥10,415	¥24,679	¥182,048
Change during the period					
Dividends from surplus					(2,063)
Net income for the period					9,029
Reversal of reserve for land revaluation					(2)
Provision to reserve for special depreciation					—
Reversal of reserve for special depreciation					—
Provision to reserve for advanced depreciation					—
Reversal of reserve for advanced depreciation					—
Provision to the special account for replacement of assets					—
Reversal of the special account for replacement of assets					—
Provision to special reserve fund					—
Bonuses to directors and statutory auditors					(80)
Purchase of treasury stock					(16)
Changes, net, in items other than shareholders' equity	(822)	(233)	2	(1,053)	(1,053)
Total changes during the period	(822)	(233)	2	(1,053)	5,813
Balance at September 30, 2006	¥13,441	¥(233)	¥10,418	¥23,625	¥187,861

Note: Figures of less than ¥1 million have been omitted.

Exhibit 3

Interim Period of FY2007.3 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Interim Period Initial Projections (Apr. 28, 2006) FY2007.3	Interim Period Results FY2007.3	Interim Period Results (Previous Year) FY2006.3	Initial Projections (Apr. 28, 2006) FY2007.3	Projections FY2007.3	Results (Previous Year) FY2006.3
Net Sales	265.0	264.5	257.2	546.0	546.0	534.1
Japan Sales	143.4 (54.1%)	144.3 (54.6%)	149.3 (58.0%)	290.4 (53.2%)	287.5 (52.7%)	295.2 (55.3%)
Overseas Sales	121.6 (45.9%)	120.2 (45.4%)	107.9 (42.0%)	255.6 (46.8%)	258.5 (47.3%)	238.9 (44.7%)
Operating Income	11.0 (4.2%)	13.8 (5.2%)	14.4 (5.6%)	25.0 (4.6%)	25.0 (4.6%)	24.1 (4.5%)
Recurring Profit	17.0 (6.4%)	22.9 (8.7%)	21.3 (8.3%)	35.0 (6.4%)	38.0 (7.0%)	35.2 (6.6%)
Net Income	14.0 (5.3%)	17.5 (6.6%)	16.5 (6.4%)	28.0 (5.1%)	29.0 (5.3%)	28.1 (5.3%)
Currency Exchange Rate (=yen)	115/US$ 134/EUR	115/US$ 140/EUR	110/US$ 134/EUR	115/US$ 134/EUR	115/US$ (*5) 141/EUR	113/US$ 135/EUR
ROE(%) (*1)	8.7%	10.8%	11.5%	8.6%	8.5%	9.5%
ROA(%) (*2)	5.3%	6.5%	6.4%	5.3%	5.4%	5.5%
Earnings per share	67.9yens	84.8yen	80.2yens	135.8yens	140.7yens	136.0yen
Capital Expenditure	15.0	11.7	9.8	27.0	26.5	22.9
Depreciation	9.8	9.7	9.2	20.0	20.0	18.9
R&D Expenditure	12.8	11.7	11.5	24.5	24.5	24.1
Loans & Equivalents (*3)	17.0	4.3	15.5	-9.3	-10.2	-8.0
Free Cash Flow						
Operating Activities	-6.6	2.2	-9.1	33.6	31.4	25.5
Investing Activities	-14.5	-11.8	-8.9	-25.7	-24.0	-18.1
Total	-21.1	-9.6	-18.0	7.9	7.4	7.4
Inventories at end of period	84.6	91.0	90.7	73.7	74.3	77.9
No. of Employees						
Japan	12,018	11,861	11,836	11,734	11,730	11,768
Overseas	14,265	14,564	13,749	13,556	13,520	13,560
Total (*4)	26,283	26,425	25,585	25,290	25,250	25,328
(Newly consolidated)						(976)
Sales by Business segment						
Musical Instruments	160.0 (60.4%)	157.4 (59.5%)	150.8 (58.6%)	325.0 (59.5%)	323.5 (59.3%)	314.1 (58.8%)
AV/IT	34.3 (12.9%)	34.9 (13.2%)	35.5 (13.8%)	76.0 (13.9%)	75.0 (13.7%)	75.9 (14.2%)
Electronic Equipment and Metal	26.4 (10.0%)	27.5 (10.4%)	28.3 (11.0%)	54.0 (9.9%)	54.5 (10.0%)	56.2 (10.5%)
Lifestyle-Related	21.5 (8.1%)	22.5 (8.5%)	22.6 (8.8%)	43.0 (7.9%)	46.0 (8.4%)	45.2 (8.5%)
Recreation	9.7 (3.7%)	9.0 (3.4%)	8.9 (3.5%)	19.0 (3.5%)	18.0 (3.3%)	18.0 (3.4%)
Others	13.1 (4.9%)	13.2 (5.0%)	11.1 (4.3%)	29.0 (5.3%)	29.0 (5.3%)	24.7 (4.6%)
Operating Income by Business segment						
Musical Instruments	9.4	11.0	8.1	19.0	20.0	14.1
AV/IT	0.2	0.7	0.7	1.5	2.0	2.1
Electronic Equipment and Metal	0.7	2.2	5.1	2.0	2.5	7.9
Lifestyle-Related	0.6	0.4	1.0	1.5	1.0	1.2
Recreation	-0.3	-0.6	-0.7	-1.0	-1.5	-1.8
Others	0.4	0.1	0.1	2.0	1.0	0.6
Non Consolidated Basis						
Net Sales	169.0	169.7	170.2	323.0	320.0	321.3
Operating Income	5.5 (3.3%)	10.5 (6.2%)	9.4 (5.5%)	6.5 (2.0%)	10.0 (3.1%)	8.0 (2.5%)
Recurring Profit	8.0 (4.7%)	13.2 (7.8%)	12.9 (7.6%)	10.0 (3.1%)	16.0 (5.0%)	14.0 (4.3%)
Net Income	6.0 (3.6%)	9.0 (5.3%)	9.2 (5.4%)	7.0 (2.2%)	11.0 (3.4%)	10.2 (3.2%)

*1,2 The ROE and ROA are calculated on an annually adjusted basis.

*3 Loans & Equivalents = Loans (Short term , Long term) - Cash & Bank Deposit

*4 No. of Employees = No. of employees at end of period

*5 2H Currency Exchange Rates US$=115JPY EUR=141JPY

The forward-looking statements in this document contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

Exhibit 4

October 31, 2006

For immediate release

Yamaha Corporation

Outline of Performance for the Interim Period of the Fiscal Year Ending March 31, 2007, and Revised Outlook for the Full Fiscal Year

Performance for the Interim Period—Gain in Sales Year on Year, Slight Decline in Operating Income, Increase in Recurring Profit and Net Income

Yamaha's consolidated net sales for the interim period of the fiscal year that will end on March 31, 2007, showed an increase of 2.8% from the interim period of the previous fiscal year, to ¥264.5 billion. Although sales in the AV/IT, electronic equipment and metal products, and lifestyle related product segments posted slight declines, the Company's mainstay musical instruments segment and other businesses reported increases in sales.

Consolidated operating income for the interim period declined 3.7% year on year, to ¥13.8 billion, as increases in operating income in the musical instruments segment were insufficient to offset decreases in the electronic equipment and metal products and lifestyle related product segments. Along with an increase in equity in earnings of affiliates, recurring profit rose 7.5% year on year, to ¥22.9 billion, and interim net income increased 5.7% year on year, to ¥17.5 billion.

Compared with the initial forecast for the interim period, which was released on April 28 this year, net sales were slightly below the forecast figure, but operating profit showed improvement as a result of foreign exchange gains along with the increase in the value of the euro, an improvement in the gross margin on sales, and other factors. Recurring profit and interim net income were above forecast owing to an increase in equity in earnings of affiliates and other factors.

Sales and Operating Profit by Segment

(Figures in parentheses are changes from the same period of the previous fiscal year unless otherwise indicated.)

Musical Instruments

Sales of ¥157.4 billion (+4.4%) and Operating Income of ¥11.0 billion (+35.9%)

Although sales of pianos were steady in Europe and in China and other markets in Asia (outside Japan), overall sales of pianos were about the same as for the interim period because of the adverse effect of weak conditions in the North American and the Japanese markets. Among sales of electronic musical instruments, sales of *Electone™* products continued to decline in Japan, but sales of portable keyboards and other electronic musical instruments in overseas markets continued firm, and a substantial rise in revenues was reported in professional audio equipment. Overall sales of wind instruments, music schools and English language schools were steady, and the musical instruments segment as a whole reported an increase in sales year on year. Operating income expanded year on year as a result of the increase in sales, foreign exchange gains, and other factors.

AV/IT Products

Sales of ¥34.9 billion (–1.7%) and Operating Income of ¥700 million (+5.3%)

In audio products, overall sales expanded, supported by growth in sales of AV receivers, one of the principal products in this business, in the North American market. In addition, sales of digital sound projectors also increased but revenues from commercial karaoke equipment declined. As a result, this segment reported a slight decline in sales and operating income was virtually level with the interim period of the previous year.

Electronic Equipment and Metal Products

Sales of ¥27.5 billion (–2.8%) and Operating Income of ¥2.2 billion (–56.1%)

In the electronic metal products area, sales of electronic metal products rose accompanying the rise in materials prices. Sales of electronic equipment declined because of a decrease in demand for LSI sound chips for mobile phones. Sales in this segment as a whole showed a slight decline. Operating income posted another sharp decline because of the decrease in sales and profit margins on semiconductors.

Lifestyle-Related Products

Sales of ¥22.5 billion (–0.7%) and Operating Income of ¥400 million (–58.6%)

Sales of system kitchens expanded, supported by growth sales of system kitchens equipped with sinks made of artificial marble, but revenues from system baths declined due to more intense market competition and lower prices, resulting in a slight decrease year on year in sales for the segment as a whole. Operating income fell as a result of the decline in gross profit and the increase in selling, general and administrative costs.

Recreation

Sales of ¥9.0 billion (+0.9%) and an Operating Loss of ¥600 million (versus an operating loss of ¥660 million in the same period of the previous fiscal year)

Although sales from wedding-related operations declined, this segment's overall sales rose slightly, supported by an increase in the number of customers visiting the segment's one-day outing facilities. The operating loss decreased slightly because of lower selling, general and administrative costs, principally accounted for by lower depreciation.

Other

Sales of ¥13.3 billion (+19.8%) and Operating Income of ¥90 million (versus an operating profit of ¥140 million in the previous year)

Although sales of automobile interior wood components were at about the same level as for the interim period of the previous fiscal year. Sales of golf products increased, despite continued difficult operating conditions in the domestic market, because of an expansion in exports. In the metallic mold and parts business, sales of magnesium parts and metallic molds expanded, leading to higher revenues., Overall segment sales increased, but operating income showed a slight decline year on year.

Non-Consolidated Performance

On a non-consolidated accounting basis, Yamaha Corporation reported sales of ¥169.7 billion (–0.3%), almost the same as previously forecast, operating income of ¥10.5 billion (+11.4%), recurring profit of ¥13.2 billion (+2.5%), and interim net income of ¥9.0 billion (–1.3%). This reflected increased operating income of the musical instruments business, owing to the gain from foreign exchange, and the decrease in selling, general and

administrative expenses.

<u>Outlook for the Full Fiscal Year</u>—Revision of the Forecast Released on April 28

Yamaha has revised its forecast for the full fiscal year ending March 31, 2007, released on April 28, 2006, taking into account the results for the interim period and anticipated future trends. The original forecast, on a consolidated basis, was for net sales of ¥546.0 billion, operating income of ¥25.0 billion, recurring profit of ¥35.0 billion, and net income of ¥28.0 billion. Under the revised forecast, Yamaha is now anticipating recurring profit of ¥38.0 billion, and net income of ¥29.0 billion because of an anticipated increase in equity in earnings of affliates. Yamaha also expects net sales of ¥546.0 billion and operating income of ¥25.0 billion, the same as the previous forecast. On a non-consolidated basis, in its forecast released on April 28, Yamaha looked for sales of ¥323.0 billion, operating income of ¥6.5 billion, recurring profit of ¥10.0 billion, and net income of ¥7.0 billion. The new forecast calls for sales of ¥320.0 billion, operating income of ¥10.0 billion, recurring profit of ¥16.0 billion, and net income of ¥11.0 billion.

Note: Figures in the text have been rounded to the nearest million or billion.

Exhibit 5

October 31, 2006

For immediate release

Yamaha Corporation
Shuji Ito, President and Representative Director
10-1, Nakazawa-cho, Hamamatsu-shi, Shizuoka
Code no.: 7951
Stock exchange: TSE First Section
For further information, contact:
Corporate Communications (Tel.: 03-5488-6601)

Explanation of Differences between Forecasts and Actual Performance for the Interim period of FY2007.3 and Revisions in the Forecast for FY2007.3 as a Whole

(Consolidated and Non-consolidated)

The following news release indicates the differences between previously issued forecasts and actual performance (consolidated and non-consolidated) for the interim period (April 1, 2006, to September 30, 2006) of FY2007.3 and provides a revised outlook for performance (consolidated and non-consolidated) during the full fiscal year (April 1, 2006, to March 31, 2007).

1. Forecast and Actual Performance (Consolidated and Non-Consolidated) for the Interim Period of FY2007.3

(1) Consolidated (Millions of yen)

	Net Sales	Recurring Profit	Interim Net Income
Forecast (A)	265,000	17,000	14,000
Actual (B)	264,517	22,931	17,471
Difference (B – A)	(483)	5,931	3,471
Difference (%)	(0.2)	34.9	24.8
Actual in FY2006.3	257,193	21,338	16,524

(2) **Non-Consolidated** (Millions of yen)

	Net Sales	Recurring Profit	Interim Net Income
Forecast (A)	169,000	8,000	6,000
Actual (B)	169,696	13,188	9,029
Difference (B – A)	696	5,188	3,029
Difference (%)	0.4	64.9	50.5
Actual in FY2006.3	170,183	12,861	9,150

(3) Reasons for the Differences

On a consolidated basis, net sales were approximately the same as the forecast.

Recurring profit was 34.9% higher than forecast, owing to the effect of the decline in the value of the yen against other currencies, an increase in operating income in the musical instruments and certain other businesses, and an increase in equity in earnings of unconsolidated subsidiaries and affiliates

Interim net income was 24.8% above the forecast level, a rate of growth not as high as the increase in recurring profit because of an extraordinary loss incurred due to expenses related to the decision to dissolve Kaohsiung Yamaha Co., Ltd., a subsidiary manufacturing guitars in Taiwan.

On a non-consolidated basis, sales were approximately the same as the forecast.

Regarding earnings, recurring profit was 64.9% higher than forecast and interim net income was 50.5% higher, owing to the effect of the decline in the value of the yen, the increase in operating income in the musical instruments and certain other businesses, and a decline in selling, general and administrative expenses.

2. Revised Forecast of Performance (Consolidated and Non-Consolidated) for FY2007.3 (April 1, 2006, to March 31, 2007)

(1) **Consolidated** (Millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous forecast (A)	546,000	35,000	28,000
Revised forecast (B)	546,000	38,000	29,000
Difference (B – A)	—	3,000	1,000
Difference (%)	—	8.6	3.6
Actual in FY2006.3	534,084	35,244	28,123

(2) Non-Consolidated (Millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous forecast (A)	323,000	10,000	7,000
Revised forecast (B)	320,000	16,000	11,000
Difference (B – A)	(3,000)	6,000	4,000
Difference (%)	(0.9)	60.0	57.1
Actual in FY2006.3	321,252	13,950	10,242

(3) Reasons for the Revisions

On a consolidated basis, recurring profit and interim net income for the latter half of FY2007.3 are expected to be below initial forecasts because of severe conditions in the operating environment, increases in certain raw material prices, and other factors. As a result, for the fiscal year as a whole, recurring profit is forecast to be 8.6% higher than the previous forecast and interim net income is expected to be 3.6% higher than forecast.

On a non-consolidated basis, recurring profit is now expected to exceed the previous forecast by 60.0% and interim net income will exceed the previous forecast by 57.1%. Factors accounting for this are the increase in profitability during the interim period and dividends that are scheduled to be paid to the parent company by subsidiaries.